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ES
ECOMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section FEB 25 2016 Washington DC 409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 57281 51061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEALTH MANAGEMENT RESOURCES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 GREAT ROAD, SUITE 201
(No. and Street)

NORTH SMITHFIELD (City) RHODE ISLAND (State) 02896 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALAN WARDYGA 401-356-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANDLER & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

144 GOULD STREET, SUITE 204 (Address) NEEDHAM (City) MA (State) 02494 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALAN WARDYGA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WEALTH MANAGEMENT RESOURCES, INC., as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Alan L Wardyga Pres

Signature

President

Title

Notary Public My Commission Expires 4/26/2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANDLER& COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Wealth Management Resources, Inc.

We have audited the accompanying statement of financial condition of Wealth Management Resources, Inc. as of December 31, 2015, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Wealth Management Resources, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wealth Management Resources, Inc. as of December 31, 2015 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in the Schedule of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Wealth Management Resources, Inc.'s financial statements. The supplementary information is the responsibility of Wealth Management Resources, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Needham, Massachusetts
February 20, 2016

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash and cash equivalents	$	59,054
Accounts receivable, clearing organizations		276,684
Securities owned:		
Marketable securities at market value		98,042
Office furniture and equipment, at cost, less accumulated depreciation of $20,479		11,945
TOTAL ASSETS	$	445,725

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	3,278
Accrued wages		195,042
Other accrued expenses		26,764
TOTAL LIABILITIES		225,084
Stockholders' Equity:		
Common stock, $1 par value, authorized 8,000 shares, issued and outstanding, 200 shares		200
Additional paid-in capital		5,000
Retained earnings		204,399
Accumulated other comprehensive income		11,042
Total Stockholders' Equity		220,641
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	445,725

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF COMPREHENSIVE INCOME
For the Year Ended December 31, 2015

Revenue:	
Investment advisory fees	$ 1,125,855
Registered representative commissions	388,831
Financial planning fees	3,925
Dividend income	10,274
Interest income	109
Total Revenues	1,528,994
Expenses:	
Employee compensation and benefits	1,304,171
Communications and data processing	33,965
Occupancy	16,664
Other expenses	141,303
Total Expenses	1,496,103
Net Income	$ 32,891
Net Income	$ 32,891
Other Comprehensive Income	
Unrealized loss on investments	(13,596)
Total Comprehensive Income	$ 19,295

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2015

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
	Shares	Amount				
Balance at beginning of year	200	$ 200	$ 5,000	$ 24,638	$ 171,508	$ 201,346
Net Income	-	-	-	-	32,891	32,891
Other Comprehensive Income	-	-	-	(13,596)	-	(13,596)
Balance at end of the year	200	$ 200	$ 5,000	$ 11,042	$ 204,399	$ 220,641

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

Cash Flows From Operating Activities:		
Net income	$	32,891
Adjustment to reconcile net income to net cash provided by operating activities,		
Depreciation		3,314
Decrease in accounts receivable		8,944
Decrease in accounts payable		(5,374)
Decrease in accrued wages		(39,586)
Increase in other accrued expenses		16,730
Net Cash Provided By Operating Activities		16,919
Cash Flows From Investment Activities:		
Purchase/sale of marketable securities		(10,274)
Net Cash Used In Investment Activities		(10,274)
Net Increase In Cash and Cash Equivalents		6,645
Cash and cash equivalents, beginning of the year		52,409
Cash and cash equivalents, end of year	$	59,054

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

Note 1: Summary of Significant Accounting Policies

Nature of Business - Wealth Management Resources, Inc. (the Company), a Rhode Island S Corporation, was formed on January 18, 1994. The Company is a registered investment advisor and is a member of the Financial Industry Regulatory Authority (FINRA). The Company advises clients on investments and financial planning decisions. The Company's revenues are commission and fee based, and are received from independent broker/dealers and clients.

Basis of Accounting - The Company's financial statements include the accounts of the Company prepared on the accrual basis of accounting. The Company is engaged in business as a securities broker-dealer and a Securities Exchange Commission's Registered Investment Advisor, which comprise several classes of services, including principal transactions, investment advice services and financial planning fees.

Prior Year Reclassification – Cash equivalents of $7,922 included in marketable securities for the prior period has been reclassified to Cash and cash equivalents. The reclassification had no effect on net income or changes in stockholders' equity.

Clearing Agreements - All company customer transactions are cleared on a fully disclosed basis through independent broker/dealers. The clients pay these broker/dealers various charges and fees for the clearing services provided. All customer related balances are carried on the books of the clearing agents.

Investment Advisory Income - Investment Advisor fees are received quarterly in arrears but are recognized as earned on a pro rata basis over the term of the contract.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes – Taxable income (or loss) is passed through the stockholders of the Company, and not taxed at the Company level. Thus there is no provision or liability for income taxes in these financial statements.

The Company provides for liability on tax positions where it is considered more-likely-than-not that the position would be denied upon examination. Management performed an evaluation of tax positions taken on filed return for open years and positions expected to be taken in filings for the current year. Management is of the opinion that such returns do not contain any material positions that are likely to be sustained, and therefore no accrual for uncertain tax positions has been made. Returns for years beginning with those filed for the fiscal year ended 2012, are open to examination.

Note 1: Summary of Significant Accounting Policies (Continued)

Marketable Securities - Marketable securities are valued at market, and securities not readily marketable are valued at fair market value as determined by management.

Fair Value Measurement – The Company measures and discloses certain financial asset and liabilities at fair value. ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the most advantageous market in an orderly transaction between market participants on the measurement date. Under this guidance, the Company is also required to classify certain assets and liabilities based on the following fair value hierarchy:

Level 1	Quoted prices in active markets for identical assets and liabilities;
Level 2	Quoted prices for identical assets and liabilities in markets that are not active; quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly and;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurements and unobservable

The Company utilizes the active market approach to measure the fair value of cash, cash equivalents, available for sale, and investments, which are all Level 1 inputs.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 1: Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents - For purposes of the Statement of Cash Flow, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Credit Risk – The Company maintains its cash balances in banks located in Rhode Island. These balances are currently insured by the Federal Deposit Insurance Corp. up to $250,000. All amounts were insured as of December 31, 2015.

Note 2: Accounts Receivable, Clearing Organizations

Accounts receivable of $274,569, at December 31, 2015, represents amounts due from clearing organizations and are considered fully collectible.

Note 3: Net Capital Requirements

The company is subject to the Securities and Exchange Commission Unified Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $112,291, which was $97,287 in excess of its required net capital requirement of $15,004. The Company's net capital ratio was 2.0 to 1.

Note 4: Related Party Transaction

The Company leases its operating facility from an LLC, whose members are the shareholders of the Company. Rent decreased from $2,250 to $750 per month as of January 1, 2015 to reflect the renewal of lease which is in effect until December 31, 2020. Future minimum rent payments will be adjusted annually on January 1 of each year based upon the increase in the Consumer Price Index. Rent expense amounted to $9,000 in 2015.

Future minimum rent payments are as follows:

2016	$ 9,000
2017	9,000
2018	9,000
2019	9,000
2020	9,000
	$ 45,000

Note 5: Marketable Securities at Market Value

The Company has marketable securities held for them by Charles Schwab, a brokerage firm. The securities are classified as available for sale and reported at the current market value. The marketable securities were comprised of mutual funds having a market value of $98,042 as of December 31, 2015.

Note 6: Subsequent Events

Management has evaluated subsequent events through February 20, 2016, the date which the financial statements were available to be issued

No other significant events have been identified that would require adjustment of or disclosure in the accompanying financial statement.

Note 7: Commitments and Contingent Liabilities

The Company has no commitments or contingent liabilities as of December 31, 2015.

SUPPLEMENTARY INFORMATION

WEALTH MANAGEMENT RESOURCES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2015

Net Capital	
Total Stockholders' Equity	$ 220,641
Deductions and/or charges	
Non allowable assets	
Property and equipment, at cost-net of accumulated depreciation	11,945
Accounts receivable allocation	81,642
Net Capital, Before Haircuts on Securities Portion	127,054
Haircuts on securities	
Money market funds	56
Mutual funds	14,707
Total Haircuts	14,763
Net Capital	$ 112,291
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 3,278
Accrued wages	195,042
Other accrued expenses	26,764
Total Aggregate Indebtedness	$ 225,084
Computation of Basic Net Capital Requirements	
Minimum net capital required	$ 15,004
Excess net capital	$ 97,287
Excess net capital @ 1000%	$ 89,782
Ratio: Aggregate indebtedness to net capital	2.0 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2015.

See independent accountants' report.

WEALTH MANAGEMENT RESOURCES, INC.

COMPUTATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2015

There were no differences existing between the Audited Computation of 15c3-3 Reserve Requirements and the broker/dealer's corresponding Unaudited FOCUS II A.

The Company is exempt from rule 15c3-3 since all customer transactions are cleared through another broker dealer on a fully disclosed basis.

WEALTH MANAGEMENT RESOURCES, INC.

SUPPLEMENTAL REVIEW OF EXEMPTION REPORT

DECEMBER 31, 2015

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) Wealth Management Resources, Inc. identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which Wealth Management Resources, Inc. claimed an exemption from 17 C.F.R. Section 240.15c3-3: (1) (the "exemption provision") and (2) Wealth Management Resources, Inc. stated that Wealth Management Resources, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Wealth Management Resources, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wealth Management Resources, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sandler & Company PC

Needham, Massachusetts
February 20, 2016

Wealth Management Resources, Inc.

Exemption Report

Wealth Management Resources, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R §240.15c-3-3 under the following provisions of 17 C.F.R. §2420.15c3-3 (k) (1)

Wealth Management Resources, Inc.

I, Alan S. Wardyga, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Alan S Wardyga Pres.
President

February 18, 2016

WEALTH MANAGEMENT RESOURCES, INC.

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2015

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures Related to an
Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Wealth Management Resources, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Securities Investor Protection Corporation ("SIPC") Assessments and Payments of Wealth Management Resources, Inc. ("the Company") for the year ended December 31, 2015, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other state regulatory authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(i) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries which included the check register and copies of checks, noting no differences;

(ii) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the same period, noting no differences;

(iii) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

(iv) Proved the arithmetical accuracy of the calculation reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Needham, Massachusetts
February 20, 2016

WEALTH MANAGEMENT RESOURCES, INC.
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS
YEAR ENDED DECEMBER 31, 2015

	Date Paid or Filed	Payments Made	Annual Assessment Per Report
SIPC-6 general assessment for the first half of the year ended December 31, 2015	July 15, 2015	$ 1,536	$ 1,536
SIPC-7 general assessment for the fiscal year ended December 31, 2015	January 25, 2016	1,514	1,514
		$ 3,050	$ 3,050

Name of collection agent: Financial Industry Regulatory Authority